UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT
RTX CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-00812	06-0570975
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1000 Wilson Boulevard, Arlington, Virginia 22209
(Address of Principal Executive Offices) (Zip Code)

Ramsaran Maharajh, Jr.
Executive Vice President and General Counsel
(781) 522-3000
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

RTX Corporation and its subsidiaries’ names, abbreviations thereof, logos, and products and services designators are all either the registered or unregistered trademarks or tradenames of RTX Corporation and its subsidiaries. Names, abbreviations of names, logos, and products and services designators of other companies are either the registered or unregistered trademarks or tradenames of their respective owners. References to internet websites in this Form SD are provided for convenience only. Information available through these websites is not incorporated by reference into this Form SD. The terms “we,” “us,” “our,” the “Company”, and “RTX” mean RTX Corporation and its subsidiaries, unless the context indicates another meaning.

Section 1 – Conflict Minerals

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the RTX Conflict Minerals Reports for the calendar year ended December 31, 2023 is filed as Exhibit 1.01 hereto and is publicly available through the Investors section of RTX’s website (http://www.rtx.com).

Item 1.02 Exhibit

The RTX Conflict Minerals Report required by Item 1.01 is filed as Exhibits 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – RTX Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RTX CORPORATION
(Registrant)

Date: May 31, 2024	By:	/s/ RAMSARAN MAHARAJH, JR.
Ramsaran Maharajh, Jr.
Executive Vice President and General Counsel

Date: May 31, 2024	By:	/s/ PAOLO DAL CIN
Paolo Dal Cin
Sr. Vice President, Operations & Supply Chain

Exhibit Index

Exhibit Number	Exhibit Description
1.01	RTX Conflict Minerals Report